Exhibit 21.1

List of Subsidiaries

The following is a list of the Company’s subsidiaries and their jurisdiction of formation as of March 12, 2012:

Entity	Jurisdiction

C/S Solutions, Inc.	California

Deltek Asia Pacific (HK) Limited	Hong Kong

Deltek Australia PTY LTD.	Australia

Deltek België BVBA	Belgium

Deltek Business Solutions A/S	Denmark

Deltek Danmark A/S	Denmark

Deltek GB Limited	United Kingdom

Deltek Nederland B.V.	Netherlands

Deltek Netherlands B.V.	Netherlands

Deltek Norge AS	Norway

Deltek Sverige AB	Sweden

Deltek Systems (Canada), Inc.	Canada

Deltek Systems (Colorado), Inc.	Wyoming

Deltek Systems (Philippines), LTD.	Virginia

Deltek Systems U.K. Limited	United Kingdom

Deltek U.K. Limited	United Kingdom

Deltek US, Inc.	Delaware

FSI Holdings, Inc.	Virginia

INPUT, Inc.	Delaware

mySBX Corporation	Delaware

SIRA, LLC	Delaware

The Washington Management Group, Inc.	District of Columbia

WST Corporation (d/b/a Welcom)	Texas